              S   A   M   E   X

301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488       Fax:  (604) 870-9930

Item 2:

Date of Material Change

December 14, 2011

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on December 14, 2011 and was disseminated through the wire services of Marketwire.

Item 4:

Summary of Material Change

SAMEX has accelerated the exploration program at its Los Zorros gold property in Chile by adding a second drill rig and three more geologists.  Drilling, which resumed early in the third quarter, totals over 4,500 meters in 11 holes (two holes currently in progress) and has variably encountered anomalous to high grade mineralization including; visible gold, pathfinder minerals, favourable sedimentary intervals and structurally controlled mineralization.  Property land holdings have also been increased by approximately 3,000 hectares along the prospective range front trend at Los Zorros.

Item 5:

Full Description of Material Change

SAMEX has accelerated the exploration program at its Los Zorros gold property in Chile by adding a second drill rig and three more geologists.  Drilling, which resumed early in the third quarter, totals over 4,500 meters in 11 holes (two holes currently in progress) and has variably encountered anomalous to high grade mineralization including; visible gold, pathfinder minerals, favourable sedimentary intervals and structurally controlled mineralization.  Property land holdings have also been increased by approximately 3,000 hectares along the prospective range front trend at Los Zorros.  Program highlights include:

•

Cinchado Project - Drill hole CC-11-04 encountered a near surface anomalous gold-silver-copper intercept but did not encounter a cause for the deeper seated Titan 24 anomaly.  Drill hole CC-11-05 intercepted a narrow vertical vein with coarse visible gold.  Information from these holes adds further understanding of potential exploration targets in the Cinchado project area.

•

Nora Project - Target Zone C - four holes completed.  Target Zone B - two deep drill holes in progress.

•

Colorina Project - Drill hole MC-11-01 (first hole drilled in this project area) intersected 98 meters of a favourable sedimentary interval with highly anomalous silver along with elevated levels of pathfinder elements (46 meters averaging 10.67 g/t silver).  Anomalous pathfinder metal content and pyritized nature of the interval (carbonaceous limestone) may indicate mineralization at depth possibly related to a strong IP anomaly to the east of the area.

•

MD Project - three holes drilled in this new project area to test geophysical resistivity and chargeability anomalies - intercepts of low grade IOCG-type mineralization of iron, copper and gold.

•

Drill pads have been prepared for continuation of drilling at the Nora, Cinchado, Colorina, Milagro, Florida, MD, and the Salvadora project areas.  Additional drill pads are in the process of being constructed in other project areas.

•

Los Zorros camp and support facilities are being expanded to accommodate additional geologists, workers and increased exploration and drilling activities.

Current drilling at the Los Zorros Property is exploring for gold and silver at multiple project areas within the Company’s extensive land holdings that now cover more than 100 square kilometers.  This round of drilling is following up exploration results from earlier drilling and is also testing anomalies identified by the Titan-24 geophysical survey which was completed earlier in the year.

Cinchado Project - Two holes totaling 1,500 meters were drilled at the Cinchado gold project.  Drill hole CC-11-04 was drilled in the west part of the Cinchado project to test a deep-seated IP chargeability-resistivity anomaly.  The hole was drilled to a depth of 1,000 meters, but no mineralizing source or cause for this anomaly was intercepted.  The Company has engaged a consulting geophysicist to further evaluate the IP data.  Drilling near the top of this hole did encounter anomalous gold-silver-copper mineralization and strong associated pathfinder elements (0.045 g/t gold, 2.24 g/t silver, 0.12% copper and 3.36 ppm mercury over 10.7 meters) in carbonaceous limestone with pyrite, quartz veinlets and silicification at shallow levels of less than 150 meters depth.  This newly encountered stratigraphic interval of anomalous gold-silver warrants follow-up exploration.

Drill hole CC-11-05, drilled in the southwest part of the Cinchado project, encountered a quartz-calcite veinlet with coarse visible gold along with a gold-bearing vein or localized skarn of massive hematite-magnetite with clots of chalcopyrite.  The entire interval, including the visible gold mineralization returned 11.38 g/t gold and 0.53% copper over 2.7 meters down-hole length (estimated true width of 0.92 meters). This zone lies directly below a mineralized fracture at surface with up to 4.27 g/t gold in chip samples.  Although the drilled intercept is a narrow interval, of significance, it provides important geologic information for the exploration target model at the Cinchado project.  In the San Pedro Mine area of the Cinchado project, additional drill pads have been constructed in preparation for drilling to test for mineralization beneath the old San Pedro Mine.

Nora Project - Approximately 1,360 meters has been drilled in four holes within the Nora “C” zone to follow-up on the high-grade gold interval of 15.96 g/t over 7.66 meters that was intercepted in 2004 in drill hole N-04-05.   The drilling is testing the target concept of a gold mineralized mantos unit beneath the Nora area.   Partial results from one of the holes indicate that a prospective stratigraphic interval that was intersected was not gold mineralized.  Assay results for the additional holes are pending.  The drills are currently testing Nora Zone “B” 150 meters to the west of Zone “C”, and Zone “A” 450 meters west of Zone “C”.  The two zones host numerous veins with barite-gold-copper mineralization that are thought to represent leakage from mineralized sources at depth.  Four deep drill holes have been planned thus far to test the coincident significant IP (high) and resistivity (low) anomalies in the prospective Nora Zones “A” & “B”.

Colorina Project - The workings of the Colorina mine are an exposure of breccia hosting copper-silver mineralization that occurs on the range front in the southeastern part of the Los Zorros property.  Drill hole MC-11-01 is the first hole the Company has drilled in the Colorina project area.  The hole intersected carbonaceous, silicified-pyritized limestone in the upper 98 meters of the hole.  The lower portion of this intercept had anomalous levels of silver along with elevated levels of mercury, arsenic and zinc including 16.5 meters of 21.35 g/t silver within a broader 46-meter zone of 10.67 g/t silver.  The intersection coincides with a strong chargeability anomaly from the Titan-24 IP survey.  Evidence from the drill hole and the geophysics suggests the IP anomaly may be related to eastward dipping and faulted stratigraphic units that are carbonaceous and pyritized.  An additional drill platform has been constructed to further test this area for stratabound gold-silver mineralization.   The Titan-24 survey also identified similar IP anomalies along the range front 700 meters to the south and 800 meters to the north of the anomaly at Colorina.

MD Project - Three drill holes were completed in the MD project area to test geophysical resistivity and chargeability anomalies.  The first two holes were drilled in a fan at -65 and -57 degrees and encountered IOCG-type mineralization of iron, copper and gold including mineralized iron-oxide zones (specular hematite-magnetite) returning 4.05 meters of 0.146 g/t gold, 0.373% copper, 33.7% iron in drill hole MD-11-01 and 17.12 meters of 0.053 g/t gold, 0.253% copper, and 22.7% iron in drill hole MD-11-02.  The third drill hole, MD-11-03, 1,200 meters to the west, was drilled to 298 meters and encountered andesite breccias and dacite lavas.  A large silica and barite vein containing chalcopyrite was encountered proximal to the contact between the andesite breccias and lavas, and returned 1.40 meters of 0.024 g/t gold and 0.50% copper.

The Los Zorros land holdings now cover a 15 kilometer-strike of the prospective range front/anticline along which mineralization is exposed in old-time piquenero underground workings, open cuts, trenches and pits situated in the Colorina, Nora, Virgen del Carmen, Cresta de Gallo, and Trueno project areas that are yet to be systematically explored by SAMEX.  Access roads are being constructed to accommodate exploration along the range-front.

SAMEX is making steady progress in exploring this large and complex district and continues to develop a clearer understanding of the controls and influences that gave rise to mineralization on the property. SAMEX is well funded to advance the exploration of its high-priority precious metal projects at Los Zorros, while bringing forward numerous additional targets in the district.  The Company holds a portion of its working capital in the form of gold and silver bullion.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 14th day of December, 2011.

“Larry D. McLean”

Director